Cusac Gold Mines Ltd.

c/o 1600 – 409 Granville Street
Vancouver, BC V6C 1T2
Facsimile (604) 682-7576

NOTICE OF MEETING OF DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN THAT a meeting (the “Cusac Debentureholder Meeting”) of holders of the 11% secured convertible debentures (the “Cusac Debentures”) of CUSAC GOLD MINES LTD. (“Cusac”) will be held at 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, on March 14, 2008 at 11:00 a.m., local time, for the following purposes:

1.

To consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and, if deemed advisable, to pass a special resolution (the “Cusac Debentureholder Arrangement Resolution”), with or without variation, authorizing, approving and adopting a statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporation Act (British Columbia) (the “BCBCA”) among Cusac and its securityholders, and involving Hawthorne Gold Corp. (“Hawthorne”) and 0811381 B.C. Ltd. (“HawthorneSub”), providing for, inter alia, the acquisition of 100% of the Cusac Debentures by Hawthorne on the basis set forth in the accompanying Management Information Circular (the “Circular”);

2.

To consider any amendment to or variation of any matter identified in this Notice; and

3.

To transact such other business as may be properly brought before the Cusac Debentureholder Meeting or any adjournment thereof.

All registered debentureholders of Cusac are entitled to attend and vote at the Cusac Debentureholder Meeting in person or by proxy. The Board of Directors of Cusac requests all Cusac Debentureholders who will not be attending the Cusac Debentureholder Meeting in person to read, date and sign the proxy and deliver or fax it to Cusac’s office at the address and fax number listed above. If a Cusac Debentureholder does not deliver a proxy as aforesaid on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the Cusac Debentureholder Meeting or any adjournment thereof, the Cusac Debentureholder will not be entitled to vote at the Cusac Debentureholder Meeting by proxy. Only Cusac Debentureholders of record at the close of business on February 8, 2008 will be entitled to vote at the Cusac Debentureholder Meeting or any adjournment thereof.

The Arrangement will be completed pursuant to an agreement dated for reference December 18, 2007 (the “Arrangement Agreement”) among Cusac, Hawthorne and HawthorneSub. The Circular includes a description of the Arrangement and the Arrangement Agreement.

The Arrangement is subject to shareholder and debentureholder approval pursuant to the Interim Order of the Court. Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”). A copy of the Interim Order and the proposed form of the Final Order are attached as Appendices “D” and “H”, respectively, to the Circular.

Holders of record of Cusac Debentures who are unable to attend the Cusac Debentureholder Meeting in person and who wish to ensure that their Cusac Debentures will be voted at the Cusac Debentureholder Meeting are requested to complete, sign and date the form of the proxy and deliver it by hand or e-mail in accordance with the instructions set out in the form of the proxy and in the Circular.

The Circular and form of proxy accompany this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 13th day of February, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “David H. Brett”

President, CEO and Director